UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FirstBank Financial Services, Inc.

(Name of Issuer)

Common Stock, $5.00 par value per share

(Title of Class of Securities)

33764G 10 1

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33764G 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Randall Dixon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 135,659 (a)

	6.	Shared Voting Power 7,565 (b)

	7.	Sole Dispositive Power 135,659 (a)

	8.	Shared Dispositive Power 7,565 (b)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,224 (a)(b)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 5.86%

12.	Type of Reporting Person (See Instructions) IN

(a)  Includes 86,128 shares issuable upon the exercise of presently exercisable options and warrants and 1,375 shares held indirectly by an LLC of which Mr. Dixon is a member.

(b)  Includes 7,565 shares held indirectly by Mr. Dixon’s spouse.

Item 1.
	(a)	Name of Issuer FirstBank Financial Services, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 120 Keys Ferry Street McDonough GA 30253

Item 2.
	(a)	Name of Person Filing James Randall Dixon
	(b)	Address of Principal Business Office or, if none, Residence 120 Keys Ferry Street McDonough GA 30253
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $5.00 par value per share
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 131,179
(b) Percent of class: 5.86%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 135,659 (a)
(ii) Shared power to vote or to direct the vote 7,565 (b)
(iii) Sole power to dispose or to direct the disposition of 135,659 (a)
(iv) Shared power to dispose or to direct the disposition of 7,565 (b)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(a)  Includes 86,128 shares issuable upon the exercise of presently exercisable options and warrants and 1,375 shares held indirectly by an LLC of which Mr. Dixon is a member.

(b)  Includes 7,565 shares held indirectly by Mr. Dixon’s spouse.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date
/s/ J. Randall Dixon
Signature
J. Randall Dixon
Name/Title